Revelation Biosciences, Inc.

4660 La Jolla Village Drive

San Diego, California 92122

February 3, 2022

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Michael Davis

Special Counsel

Office of Life Sciences

Re: Revelation Biosciences, Inc.

Registration Statement on Form S-1

Commission File No. 333-262410

Mr. Davis:

On behalf of Revelation Biosciences, Inc. (the “Company”), I hereby request that the Commission declare effective the above-captioned registration statement at 4:00pm on February 7, 2022, or as soon thereafter as practicable. Please call or email our counsel, J.P. Galda, with any further questions or comments.

Very truly yours, Revelation Biosciences, Inc. /s/ Chester S. Zygmont, III Chief Financial Officer